# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Performant Healthcare Inc, CIK 0001550695
CUSIP: 71377E105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 900 SOUTH PINE ISLAND ROAD, SUITE 150, PLANTATION, Florida (FL), 33324
Date of event which requires filing of this statement: 10/21/2025
Filed by CIK 0001166152
Persons authorized to receive notices and communications: Phil Frohlich, 1924 South Utica Ave., Suite #1120, Tulsa, Oklahoma (OK), 74104-6429, (918) 747-3412

## Reporting persons
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C. (CIK 0001166152): type of reporting person: investment adviser (IA); citizenship or place of organization: Oklahoma (OK); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP (CIK 0001127428): type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP (CIK 0001279882): type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP (CIK 0001279880): type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FROHLICH PHIL (CIK 0001127429): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Performant Healthcare Inc
Address of issuer's principal executive offices: 900 SOUTH PINE ISLAND ROAD, SUITE 150, PLANTATION, Florida (FL), 33324
Comment:
The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership ("Prescott Small Cap II", and, together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership ("Master Fund") and Phil Frohlich, the principal of Prescott Capital, relating to Common Stock, par value $0.0001 per share (the "Common Stock"), of Performant Healthcare, Inc. (f/k/a Performant Financial Corporation), a Delaware corporation (the "Issuer") on March 26, 2020, as amended by Amendment No. 1 filed on October 26, 2020, Amendment No. 2 filed on June 4, 2021, Amendment No. 3 filed on October 7, 2021, Amendment No. 4 filed on January 25, 2022, Amendment No. 5 filed on March 20, 2023, and Amendment No. 6 filed on June 9, 2025.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On October 21, 2025 (the "Closing Date"), Continental Buyer, Inc., a Delaware corporation ("Parent"), completed the previously announced acquisition of Issuer, pursuant to the Agreement and Plan of Merger, dated as of July 31, 2025 (the "Merger Agreement"), by and among the Issuer, Parent and Project Prevail Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). Pursuant to the terms of the Merger Agreement, on the Closing Date, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly-owned subsidiary of Parent (the "Surviving Corporation").

At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any Common Stock held by (i) the Issuer as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly owned subsidiaries of the Issuer, Parent, or Merger Sub) or (ii) stockholders who have not voted in favor of, or consented in writing to, the adoption and approval of the Merger Agreement, and who are entitled to and have properly demanded appraisal of such Common Stock in accordance with Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash, without interest, equal to $7.75.

The description contained in this Item 4 of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2025 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as reported herein, there have been no transactions by the Reporting Persons in the class of securities reported on that were effected within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons do not beneficially own any shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transaction described in Item 4, on October 21, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of Issuer. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

## Signatures
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: /s/ Phil Frohlich, Phil Frohlich / Managing Member (10/23/2025)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: /s/ Phil Frohlich, Phil Frohlich / Managing Member of Prescott Group Capital Management, L.L.C., its general partner (10/23/2025)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: /s/ Phil Frohlich, Phil Frohlich / Managing Member of Prescott Group Capital Management, L.L.C., its general partner (10/23/2025)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: /s/ Phil Frohlich, See Comments (10/23/2025)
- FROHLICH PHIL: /s/ Phil Frohlich, Phil Frohlich / Self (10/23/2025)
Comment: Phil Frohlich / Managing Member of Prescott Group Capital Management, L.L.C., the general partner of Prescott Group Aggressive Small Cap II, L.P., and the general partner of Prescott Group Aggressive Small Cap, L.P.